International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2008

(Unaudited)

CONTENTS

December 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2008 (FY 2008). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

Accounting Developments

Effective July 1, 2008, utilizing an election available under U.S. GAAP, IBRD fair values all of the debt instruments in its borrowings portfolio. As a result of this election, all of the instruments in the investments, borrowings and asset/liability management portfolios are reported at fair value, with changes in fair value reported in earnings. However, IBRD still reports all of its loans at amortized cost (except for loans with embedded derivatives(1) which are reported at fair value).

In conjunction with the above change, IBRD also implemented Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). The combined effect of the adoption of FAS 157 and the fair value election was to reduce opening retained earnings as of July 1, 2008, by $2,566 million. (Refer to the Notes to the Condensed Quarterly Financial Statements, Note G — Fair Value of Financial Instruments.)

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the underlying loans at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present all financial assets and liabilities including the loans portfolio at fair value. Table 2 presents all major financial asset and liability portfolios.

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet as one of the indicators of IBRD’s financial health and considers projections of the equity-to-loans ratio(2) within an overall Strategic Capital Adequacy Framework. Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with financial instruments (other than trading investments measured at fair value), Board of Governors-Approved Transfers, temporarily restricted income due to externally financed outputs and adjustments to the pension reserve (referred to as allocable income in this document).

In prior years the management reporting basis was referred to as “current value”. However, effective July 1, 2008, IBRD modified its valuation of the loans portfolio to be consistent with FAS 157. As of July 1, 2008, the fair value basis of reporting for the loans portfolio was $1,451 million lower than the amount reported at June 30, 2008 on a current value basis. See the Fair Value Basis section for further discussion of IBRD’s valuation approach to fair valuing its loans portfolio. There are no other differences between the fair value and current value reporting bases.

OVERVIEW

ECONOMIC ENVIRONMENT

IBRD’s financial position remains strong in the face of the current financial turmoil as indicated by the equity-to-loans ratios using equity calculated on both usable equity basis and fair value basis (See Table 4). IBRD remains well-capitalized with adequate liquidity levels to allow it to not only continue to lend to its members at current lending levels, but also to substantially increase those levels.

During the six months ended December 31, 2008, IBRD’s investment portfolio experienced mark-to-market losses of 118 basis points primarily due to unrealized losses resulting from the widening of credit spreads. Should these conditions continue to worsen, IBRD could experience even lower investment returns, resulting in a reduction in its operating income (as defined in Footnote c to Table 1 below) in future periods. Additionally, IBRD has experienced a decrease in loan income, net of funding costs, due to lower short-term interest rates as compared to the same period in FY 2008 (See Table 5). In the event of a sustained lower short-term interest rate environment, IBRD could experience lower operating income in future periods.

(1) In accordance with the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, hybrid financial instruments, with embedded derivatives that otherwise would require bifurcation, can be carried at fair value.

(2) The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

Based on the current market conditions and risk analysis, IBRD increased the fixed spread over LIBOR for IBRD Flexible Loans by 70 basis points, during the quarter ended December 31, 2008.

Given the deterioration in equity markets globally, IBRD’s pension and other postretirement benefits assets may experience a lower return than expected. As a result, in FY 2010 and in future years, IBRD may be liable for both greater post employment benefits costs and larger cash contributions to the plan.

FINANCIAL OVERVIEW

Table 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value basis.

IBRD has seen a significant increase in its lending during the first half of the current fiscal year, reflected in the increase in commitments and net disbursements by $9,184 million and $4,318 million respectively, as compared to the same period in FY 2008. The substantial increase in the commitments is largely driven by an increase in demand for IBRD loans as a result of the current financial crisis. The loan commitments for FY 2009 are now projected to be in the range of $27 billion to $36 billion.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Six Months Ended			Full Year
	December 31, 2008	December 31, 2007		June 30, 2008
Lending Summary
Commitments to member countries(a)	12,356	3,172		13,468
Gross Disbursements(b)	9,393	5,873		10,490
Net Disbursements(b)	4,198	(120)		(2,129)

Reported Basis
Operating income(c)	223	1,222		2,271
Fair value adjustment on non-trading portfolios	3,646	1,094		(40)
Board of Governors-Approved Transfers	(738)	(600)		(740)
Net Income	3,131	1,716		1,491
Net Return on Average Earning Assets(d)	0.36	1.97		1.87
after fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers	5.02	2.76		1.23
Return on Equity(d)	1.17	6.52		5.96
after fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers	16.26	8.75		3.73
Equity-to-Loans Ratio(e)	36.10	36.07		37.62

Fair Value Basis
Net (Loss) Income	(374)	1,230		1,135
Net Return on Average Earning Assets(f)	0.59	2.92	(g)	1 .52 (h)
Return on Equity(f)	2.02	9.81	(g)	4.93 (h)
Equity-to-Loans Ratio	36.05	35.48		36.71

(a).             Commitments are net of cancellations include guarantee commitments and guarantee facilities.

(b).             Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.

(c).              Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors- Approved Transfers.

(d).             Ratios are presented before the fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.

(e).              Ratios are presented using usable equity and before applying the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.

(f).                 Ratios exclude Board of Governors-Approved Transfers.

(g).             Ratios have been adjusted from December 31, 2007 MD&A to exclude Board of Governors-Approved Transfers.

(h).             Ratios have been adjusted from June 30, 2008 MD&A to exclude Board of Governors-Approved Transfers.

On a reported basis, net income for the six months ended December 31, 2008 was higher by $1,415 million as compared to the same period in FY 2008, primarily due to the $2,552 million higher net fair value adjustment on non-trading portfolios, partially offset by $999 million lower operating income, and $138 million higher Board of Governors-Approved Transfers. With the election of fair value for the borrowings portfolio in FY 2009, the fair value changes of the corresponding derivatives are offset by the changes to the fair values of the associated bonds. The $2,552 million higher net fair value adjustment on non-trading portfolios is primarily due to gains associated with the asset/liability management portfolio. (See Results of Operations section for further discussion on the decrease in operating income.)

On a fair value basis, the net loss for the six months ended December 31, 2008 was $374 million, as compared to net income of $1,230 million for the six months ended December 31, 2007. The decrease was primarily due to lower operating income and unfavorable currency translation adjustments.

The equity-to-loans ratio on a fair value basis at December 31, 2008 is broadly the same as compared to June 30, 2008. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

As part of its methodology for fair valuing its loans portfolio, IBRD now uses Credit Default Swaps (CDS) as one of the primary inputs. The current market environment has seen large volatility in CDS on sovereign debt. While CDS provide a good indicator of the fair value of the portfolio at a point in time, the associated volatility does not provide a good basis for making income allocation decisions, which are based on a longer term view of the adequacy of its risk bearing capacity.

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 2 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. The Condensed Fair Value Balance Sheet at December 31, 2008 is presented with a reconciliation to the reported basis.

Table 2: Condensed Fair Value Balance Sheets at December 31, 2008 and June 30, 2008

In millions of U.S. dollars

	December 31, 2008				June 30, 2008
	Reported Basis	Additional Fair Value Adjustment		Fair Value Basis	Fair Value Basis
Due from Banks	$3,001			$3,001	$890
Investments	31,913			31,913	26,598
Derivatives
Investments	8,861			8,861	5,857
Client Operations	18,929			18,929	20,269
Borrowings	78,372			78,372	76,098
Other Assets/Liabilities	3,178			3,178	609
Net Loans Outstanding	100,006	$(3,461)		96,545	98,392
Other Assets	5,818			5,818	5,722
Total Assets	$250,078	$(3,461)		$246,617	$234,435

Borrowings	$98,240	$(30	)(a)	$98,210	$89,946
Derivatives
Investments	9,343			9,343	6,309
Client Operations	18,923			18,923	20,263
Borrowings	73,718			73,718	69,152
Other Assets/Liabilities	921			921	1,007
Other Liabilities	7,379			7,379	7,630
Total Liabilities	208,524	(30)		208,494	194,307
Paid-in Capital	11,486			11,486	11,486
Retained Earnings and Other Equity	30,068	(3,431)		26,637	28,642
Total Equity	41,554	(3,431)		38,123	40,128
Total Liabilities and Equity	$250,078	$(3,461)		$246,617	$234,435

(a). Amount represents transition adjustment reflecting the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133).

IBRD’s Condensed Fair Value Statements of Income, with reconciliation to the reported basis for the six months ended December 31, 2008, are presented in Table 3.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

Effective July 1, 2008, IBRD modified its loans valuation approach for consistency with FAS 157. The key modification is that the effects of credit risk are now determined by using market CDS inputs for the relevant borrower. Had the model been in place as of June 30, 2008, the fair value of loans would have been $96,941 million, instead of $98,392 million as reflected in Table 2

The fair value of loans at December 31, 2008, as shown in Table 2, was $3,461 million lower than the reported basis, primarily driven by the widening of CDS levels.

Investment Portfolio

For the investment portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases.

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment reflecting the adoption of FAS 133 on July 1, 2000, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

Table 3: Condensed Fair Value Statements of Income for the Six Months Ended

In millions of U.S. dollars

	December 31, 2008		December 31, 2007
	Year to Date Reported Basis	Additional Fair Value Adjustment	Year to Date Fair Value Comprehensive Basis(a)	Year to Date Fair Value Comprehensive Basis(a)
Income from Loans	$2,067		$2,067	$2,984
Income from Investments, net(b)	106		106	639
Other Income	221		221	110
Total Income	2,394		2,394	3,733

Borrowing Expenses	1,485		1,485	2,184
Administrative Expenses including contributions to Special Programs	631		631	553
Provision for Losses on Loans and Guarantees - Increase	55	$(55)	—	—
Total Expenses	2,171	(55)	2,116	2,737

Operating Income	223	55	278	996
Fair Value Adjustment on Non-Trading Portfolios, net	3,646		3,646	(417)
Board of Governors-Approved Transfers	(738)		(738)	(600)
Fair Value Adjustment on Loans		(3,217)	(3,217)	891
Currency Translation Adjustment and Other Adjustments		(343)	(343)	360
Net Income (Loss)	$3,131	$(3,505)	$(374)	$1,230

(a). Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements.

(b). Unrealized gains on derivatives in the investment trading portfolio are included in Income from Investments, net.

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,604 million decrease in net income on a fair value basis, between the six months ended December 31, 2008 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans for the first six months of FY 2009 decreased by $917 million compared to the same period in the previous fiscal year, primarily due to a decline in the short-term interest rates (See Figure 1), particularly U.S. dollar six month LIBOR between the two periods.

Income from Investments

Income from investments for the first six months of FY 2009 decreased by $533 million compared to the same period in the previous fiscal year, due to mark-to-market losses resulting from the widening of credit spreads, lower interest income consistent with the lower interest rate environment, offset partially by mark-to-market gains due to the decline in interest rates. (See Figure 1)

Borrowing Expenses

Borrowing expenses for the first six months of FY 2009 decreased by $699 million compared to the same period in the previous fiscal year. This decrease was primarily due to the decrease in short- term interest rates (See Figure 1), particularly U.S. dollar six month LIBOR between the two periods.

Fair Value Adjustment on Non-Trading Portfolios, Net

The non-trading portfolios consist of borrowings, loans with embedded derivatives and all derivatives other than those in the investments portfolio. U.S. GAAP requires all derivatives to be fair valued. Economically, changes in the values of the derivatives are generally offset by the changes in the values of the related underlying borrowings and loans to the extent that they are all carried at fair value. IBRD has elected to carry all debt instruments at fair value to reduce some of the reported asymmetry from the mixed-attribute approach; however, loans are still reported at amortized cost. Thus, some residual asymmetry remains in the reported financial statements when the values of economically offsetting transactions are reported on different bases.

During the first six months of FY 2009, IBRD experienced net unrealized gains of $3,646 million primarily due to the following factors:

•                 $2,499 million gains from the asset/liability management portfolio primarily due to gains from the interest rate swaps related to the equity duration extension strategy implemented in FY 2008; and

•                 $1,184 million of gains on the borrowing portfolio reflecting the widening of IBRD’s credit spreads ($2.6 billion) partially offset by the effect of lower interest rates.

For the same period in FY 2008, the effect of fair value was a net unrealized loss of $417 million as a result of declining interest rates particularly in the U.S. dollar.

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were higher by $138 million over the same period last year primarily due to transfers from Surplus to the Food Price Crisis Response Trust Fund and Kosovo Sustainable Employment Development Trust Fund.

Fair Value Adjustments on Loans

The fair value adjustment on loans for the six months ended December 31, 2008 was a charge of $3,162 million, in contrast to a credit of $891 million for the six months ended December 31, 2007. The fair value adjustment reflects changes in both interest rates and credit risk. For the first six months of FY 2009, the change in the fair value adjustment for loans was primarily driven by the widening of CDS levels, partially offset by mark-to-market gains due to the sharp decline in interest rates.

Figure 1: Six-Month LIBOR Interest Rates—U.S. Dollar

Currency Translation Adjustments and Other Adjustments

Other adjustments consist of the transition adjustment upon adoption of FAS 133, and pension related items as prescribed by Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Postretirement Plans.

The fair value adjustment charge of $343 million is primarily related to the net negative currency translation adjustment resulting from the depreciation of the euro (8.8%), partially offset by the appreciation of the Japanese yen (19.7%) against the U.S. dollar during the six months ended December 31, 2008. In comparison, during the same period in the prior year, the fair value adjustment was a credit of $360 million and was primarily due to the positive currency translation adjustment due to the appreciation of the euro (8.0%) and the Japanese yen (7.0%) against the U.S. dollar.

NEW DEVELOPMENTS

LONG-TERM INCOME PORTFOLIO

In FY 2008, IBRD’s Executive Directors approved management’s proposal to invest an initial $3 billion in the Long-Term Income Portfolio (LTIP) over a two to three year period. The objective of this program is to improve IBRD’s risk bearing capacity over the long-term by investing part of its capital in a diversified portfolio of risk assets, including listed equity securities. These instruments are included in IBRD’s investments trading portfolio.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 4 presents this ratio computed on both a reported basis and a fair value basis. IBRD also uses a stress test as a measure of income generating capacity and as an input to the assessment of capital adequacy. With the implementation of the LTIP, the risk assets supported by IBRD’s equity now include loans, guarantees and LTIP. As a result, the equity-to-loans ratio now refers to equity-to-loans, guarantees and long-term investment assets ratio.

IBRD’s equity supports its risk-bearing capacity for its lending operations. As such, IBRD strives to immunize its risk-bearing capacity from fluctuations in exchange rates by matching the currency composition of its equity capital with that of its loans portfolio. To the extent that this is achieved the equity-to-loans ratio is also protected from exchange rate movements.

As presented in Table 4 below, IBRD’s equity-to-loans ratio on a reported basis has decreased at December 31, 2008 compared to June 30, 2008. This was primarily due to an increase in the loans portfolio and the inclusion of LTIP assets.

Table 4: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages

	December 31,		December 31,
	2008	June 30, 2008	2007
Reported Basis
Equity-to-Loans Ratio(a)	36.10%	37.62%	36.07%
Equity Used in Equity-to-Loans Ratio(b)	$36,430	$36,888	$35,323
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions and deferred loan income	$100,903	$98,053	$97,926

Fair Value Basis
Equity-to-Loans Ratio	36.05%	36.71%	35.45%
Equity Used in Equity-to-Loans Ratio(b)	$35,114	$36,409	$35,255
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions and deferred loan income	$97,411	$99,177	$99,355

(a).    Ratios are presented using usable equity and before applying the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.

(b).    The equity used in the equity-to-loans ratios is called usable equity and is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve,General Reserve and cumulative translation adjustment.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2009, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2008. During the second quarter of FY 2009, the short-term interest rate has experienced a sharp decline, particularly in U.S. dollar six month LIBOR rate (See Figure 1).

OPERATING INCOME

For management reporting, management defines operating income as income before the fair value adjustment on non-trading portfolios net, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise, returns from IBRD’s equity increases. Table 5 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2008, operating income was $223 million, compared to $1,222 million for the same period in FY 2008. The decrease of $999 million in operating income is primarily explained by the following key factors:

•                  A $292 million decrease in investment income, net of funding costs was primarily due to mark-to-market losses resulting from the widening of credit spreads.

•                  A $281 million reduction in income relating to the provision for losses for losses on loans and guarantees. For the first six months of FY 2009, there was a $55 million increase in the provision for losses on loans and guarantees due primarily to the impact of changes in the credit quality of the accrual portfolio. In comparison during the first six months of FY 2008, there was a release of $226 million primarily due to the clearance of all its outstanding loan principal, interest and charges to IBRD, by a borrower whose loans were in nonaccrual status.

•                  A $279 million decrease in loan interest income, net of funding costs, as a result of the decreases in short-term interest rates (See Figure 1), particularly U.S. dollar six month LIBOR, between the two periods.

•                  A $188 million decrease in other loan income of which $179 million was as a result of all loans to, or guaranteed by, Liberia to IBRD being paid off during the same period in FY 2008.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2008 that have been approved by Executive Directors and recommended for approval by the Board of Governors during FY 2009, refer to the Notes to the Condensed Quarterly Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

Table 5: Net Income on a Reported Basis for the Six Months Ended

In millions of U.S. dollars

	December 31, 2008	December 31, 2007
Loan Interest Income, Net of Funding Costs
Debt Funded	$302	$278
Equity Funded	610	913
Total Loan Interest Income, Net of Funding Costs	912	1,191
Other Loan Income	8	196
Provision for Losses on Loans and Guarantees – (increase) decrease	(55)	226
Investment (Loss) Income, Net of Funding Costs	(243)	49
Net Other Expenses	(399)	(440)
Operating Income	223	1,222
Fair Value Adjustment on Non-Trading Portfolios, net	3,646	1,094
Board of Governors-Approved Transfers	(738)	(600)
Net Income - Reported Basis	$3,131	$1,716

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2008	June 30, 2008
	(Unaudited)	(Unaudited)
Assets
Due from banks
Unrestricted currencies	$2,323	$122
Currencies subject to restrictions	678	768
	3,001	890
Investments—Trading at fair value (including securities transferred under repurchase agreements or security lending agreements of $14 million—December 31, 2008; $203 million—June 30, 2008)—Notes G and I	31,871	25,213
Securities purchased under resale agreements at fair value—Notes G and I	42	1,385
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,330	1,554
Derivative assets at fair value—Note G
Investments	8,861	5,857
Client operations	18,929	20,269
Borrowings	78,372	76,098
Other assets/liabilities	3,178	609
Loans outstanding—Note B and G
Total loans	142,233	137,226
Less undisbursed balance	40,401	38,176
Loans outstanding (including a loan at fair value of $54 million—December 31, 2008; $102 million—June 30, 2008)	101,832	99,050
Less:
Accumulated provision for loan losses	1,413	1,370
Deferred loan income	413	412
Net loans outstanding	100,006	97,268
Assets under retirement benefits plans	1,870	1,853
Other assets	2,618	2,315
Total assets	$250,078	$233,311

Liabilities
Borrowings at amortized cost	$—	$74,194
Borrowings at fair value	98,240	13,208
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received at fair value—Notes G and I	2,209	3,147
Derivative liabilities at fair value—Note G
Investments	9,343	6,309
Client operations	18,923	20,263
Borrowings	73,718	69,152
Other assets/liabilities	921	1,007
Other liabilities—Note B	5,170	4,483
Total liabilities	208,524	191,763
Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2008; and June 30, 2008)
Subscribed (1,573,349 shares—December 31, 2008; and June 30, 2008)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Deferred amounts to maintain value of currency holdings	320	487
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	29,887	29,322
Accumulated other comprehensive (loss) income—Note E	(139)	253
Total equity	41,554	41,548
Total liabilities and equity	$250,078	$233,311

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2008	2007	2008	2007
Income
Loans—Note B	$1,045	$1,587	$2,067	$2,984
Investments, net—Trading	116	341	106	639
Other—Note D	97	53	221	110
Total income	1,258	1,981	2,394	3,733
Expenses
Borrowings	725	1,050	1,485	2,184
Administrative—Note F	298	279	559	495
Contributions to special programs	16	30	72	58
Provision for losses on loans and guarantees—increase (decrease)—Note B	77	(229)	55	(226)
Total expenses	1,116	1,130	2,171	2,511
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	142	851	223	1,222
Fair value adjustment on non-trading portfolios, net—Notes G and H	3,551	264	3,646	1,094
Board of Governors-approved transfers—Note C	(623)	(600)	(738)	(600)
Net income	$3,070	$515	$3,131	$1,716

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2008	2007	2008	2007
Net Income	$3,070	$515	$3,131	$1,716
Other comprehensive (loss) income—Note E
Reclassification to net income:
FAS 133 transition adjustment	—	(1)	(6)	(8)
Net actuarial gains on benefit plans	10	2	20	4
Prior service credit on benefit plans, net	2	1	3	2
Currency translation adjustments	(89)	131	(409)	375
Total other comprehensive (loss) income	(77)	133	(392)	373

Comprehensive income	$2,993	$648	$2,739	$2,089

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2008	2007
Retained earnings at beginning of the fiscal year	$29,322	$27,831
Adjustment to beginning balance: Cumulative effect of adoption of FAS 159—Note G	(2,566)	—
Net income for the period	3,131	1,716
Retained earnings at end of the period	$29,887	$29,547

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2008	2007
Cash flows from investing activities
Loans
Disbursements	$(9,367)	$(5,868)
Principal repayments	5,024	5,251
Principal prepayments	171	742
Loan origination fees received	13	1
Net cash (used in) provided by investing activities	(4,159)	126
Cash flows from financing activities
Medium- and long-term borrowings
New issues	13,736	7,644
Retirements	(9,925)	(12,523)
Net short-term borrowings	7,324	2,771
Net derivatives—Borrowings	732	1,329
Net derivatives—Other assets/liabilities	(1)	1
Net maintenance of value settlements	29	46
Net cash provided by (used in) financing activities	11,895	(732)
Cash flows from operating activities
Net income	3,131	1,716
Adjustments to reconcile net income to net cash used in operating activities
Fair value adjustment on non-trading portfolios, net	(3,646)	(1,094)
Depreciation and amortization	488	556
Provision for losses on loans and guarantees—increase (decrease)	55	(226)
Changes in:
Investment portfolio, net	(7,055)	143
Other assets and liabilities	1,496	(466)
Net cash (used in) provided by operating activities	(5,531)	629
Effect of exchange rate changes on unrestricted cash	(4)	7
Net increase in unrestricted cash	2,201	30
Unrestricted cash at beginning of the fiscal year	122	86
Unrestricted cash at end of the period	$2,323	$116
Supplemental disclosure
(Decrease) Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,383)	$1,626
Investments—Trading	(398)	458
Derivatives—Investments	691	(398)
Borrowings	(5,972)	2,862
Derivatives—Borrowings	5,415	(1,830)
Capitalized loan origination fees included in total loans	22	5
Interest paid on Borrowings	1,101	1,804

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2008 audited financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain instruments carried at fair value and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

Effective July 1, 2008, IBRD adopted Financial Accounting Standards Board’s (FASB’s) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. FAS 157 also requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

In conjunction with the adoption of FAS 157, IBRD adopted FASB’s Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) effective July 1, 2008. FAS 159 provides an option for most financial assets and financial liabilities to be reported at fair value with changes in fair value reported in earnings. Under FAS 159’s transition provisions, IBRD has elected to report at fair value all financial instruments in the borrowings portfolio previously reported at amortized cost. The financial impact of IBRD’s adoption of FAS 159 is discussed further in Note G. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and is irrevocable. IBRD’s policy from July 1, 2008 onwards is to designate all new financial instruments in the borrowings portfolio at fair value with changes recognized in earnings. Additionally, any other new financial instruments having embedded derivatives that require bifurcation may also be designated at fair value on an instrument-by-instrument basis.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Loans signed before May 16, 2007 are eligible for waivers of a portion of loan charges. Loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the loans to the terms effective September 27, 2007, are also eligible for waivers. Waivers include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD.

Loans signed after September 27, 2007 and loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected to convert the loans to the terms effective September 27, 2007 are not eligible for waivers. Penalty interest introduced on overdue principal replaces the previous waiver incentive to pay on time.

The reduction in net income for the three and six months ended December 31, 2008 and December 31, 2007 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31, (Unaudited)		December 31, (Unaudited)
	2008	2007	2008	2007
Interest waivers	$41	$43	$84	$82
Commitment charge waivers	24	32	47	64
Front-end fee waivers	3	3	6	5
Total	$68	$78	$137	$151

Overdue Amounts

At December 31, 2008, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2008 and June 30, 2008 and for the three and six months ended December 31, 2008 and December 31, 2007:

In millions of U.S. dollars

	December 31, 2008
	(Unaudited)	June 30, 2008
Recorded investment in nonaccrual loans(a)	$464	$464
Accumulated provision for loan losses on nonaccrual loans	232	232
Average recorded investment in nonaccrual loans for the period/fiscal year	460	875
Overdue amounts of nonaccrual loans of which:	528	492
Principal	332	313
Interest and charges	196	179

(a).             A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2008	2007	2008	2007
Interest income recognized on loans in nonaccrual status at end of period	$—	$8	$—	$9
Interest income not recognized as a result of loans being in nonaccrual status	$8	$6	$17	$17

The information relating to loans or guarantees in nonaccrual status at December 31, 2008 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since

Zimbabwe	$464	$528	October 2000

During the six months ended December 31, 2008 there were no loans placed in nonaccrual status or restored to accrual status. During the six months ended December 31, 2007 Liberia cleared all of its outstanding loan principal, interest and charges due to IBRD. The impact of this event on income from loans for the six months ended December 31, 2007 was $179 million, of which $176 million represented income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2008, and for the fiscal year ended June 30, 2008, are summarized below:

In millions of U.S. dollars

	December 31, 2008
	(Unaudited)	June 30, 2008
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,376	$1,942
Provision for losses on loans and guarantees—increase (decrease)	55	(684)
Translation adjustment	(13)	118
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,418	$1,376
Composed of:
Accumulated provision for loan losses	$1,413	$1,370
Accumulated provision for guarantee losses(a)	5	6
Total	$1,418	$1,376

(a).             The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $421 million were outstanding at December 31, 2008 ($788 million—June 30, 2008). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have maturities ranging between 6 and 17 years, and expire in decreasing amounts through 2024.

At December 31, 2008, liabilities of $10 million ($13 million—June 30, 2008), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($6 million—June 30, 2008).

During the six months ended December 31, 2008, and December 31, 2007, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 2008, loans to two countries generated in excess of 10 percent of loan income; these amounted to $218 million and $221 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2008, and December 31, 2007, is presented in the following table:

In millions of U.S. dollars

	December 31, 2008 (Unaudited)		December 31, 2007 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,002	$14	$1,527	$205
East Asia and Pacific	23,971	477	23,844	712
Europe and Central Asia	26,466	578	26,147	723
Latin America and the Caribbean	33,867	672	31,587	906
Middle East and North Africa	7,098	166	7,384	192
South Asia	9,376	159	8,766	245
Other(a)	52	1	56	1
Total	$101,832	$2,067	$99,311	$2,984

(a).             Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustments for the fair value on non-trading portfolios, net, allocation to the pension reserve, restricted externally-financed outputs increase, as well as Board of Governors- Approved Transfers.

On August 7, 2008, the Executive Directors approved the allocation of $811 million of the net income earned in the fiscal year ended June 30, 2008 to the General Reserve and $117 million to the Pension Reserve.

On September 9, 2008, IBRD’s Board of Governors approved the retention of $115 million as Surplus from the net income earned in the fiscal year ended June 30, 2008, and the immediate transfer of that amount to the Food Price Crisis Response Trust Fund.

On October 13, 2008, IBRD’s Board of Governors approved the immediate transfer of $583 million to the International Development Association (IDA), an affiliated organization and the retention of $635 million as Surplus from the net income earned in the fiscal year ended June 30, 2008. Additionally, IBRD’s Board of Governors approved the transfer of $40 million from Surplus, by way of grant, to the Kosovo Sustainable Employment Development Trust Fund which was subsequently executed.

Retained earnings comprise the following elements at December 31, 2008 and June 30, 2008:

In millions of U.S. dollars

	December 31,
	2008	June 30,
	(Unaudited)	2008
Special Reserve	$293	$293
General Reserve	25,670	24,859
Pension Reserve	1,255	1,138
Surplus	595	—
Cumulative fair value adjustments(a)	(1,805)	800
Unallocated Net Income	3,869	2,232
Restricted Retained Earnings	10	—
Total	$29,887	$29,322

(a).             Applicable to non-trading portfolios reported at fair value.

NOTE D—OTHER INCOME

Other income primarily consists of a service fee revenue and net income from asset/liability derivatives.  For the three and six months ended December 31, 2008, net income from asset/liability derivatives totaled $21 million and $64 million, respectively (net expense of $12 million and $18 million, respectively—December 31, 2007). IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the three and six months ended December 31, 2008 and December 31, 2007, fee revenue associated with administrative services was as follows:

	Three Months Ended		Six Months Ended
	December 31, (Unaudited)		December 31, (Unaudited)
In millions of U.S. dollars	2008	2007	2008	2007
Service fee revenue	$70	$64	$129	$125
Included in these amounts are the following:
Fees charged to IFC	17	14	31	25
Fees charged to MIGA	2	2	4	4

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2008 and December 31, 2007:

In millions of U.S. dollars

	Accumulated Other Comprehensive Loss Six Months Ended December 31, 2008 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net(a)	Reclassification(a)	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income (Loss)
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(409)		(6)	20	3	(392)
Balance, end of the period	$817	$500	$(522)	$(894)	$(40)	$(139)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Six Months Ended December 31, 2007 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net(a)	Reclassification(a)	Unrecognized Net Actuarial Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	375	—	(8)	4	2	373
Balance, end of the period	$809	$500	$(504)	$111	$(42)	$874

(a).             The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2008 and December 31, 2007:

In millions of U.S. dollars

	Three Months Ended December 31, 2008 (Unaudited)				Six Months Ended December 31, 2008 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$66	$11		$4	$132	$22	$8
Interest cost	175	26		8	349	52	15
Expected return on plan assets	(237)	(29)		—	(474)	(58)	—
Amortization of prior service cost (credit)	1	(*	)	*	3	(1)	1
Amortization of unrecognized net loss	—	5		4	—	11	9
Net periodic pension cost	$5	$13		$16	$10	$26	$33
of which:
IBRD’s Share	$2	$6		$8	$5	$12	$16
IDA’s Share	$3	$7		$8	$5	$14	$17

*                 Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Three Months Ended December 31, 2007 (Unaudited)				Six Months Ended December 31, 2007 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$64	$9		$3	$129	$19	$7
Interest cost	153	20		4	305	41	7
Expected return on plan assets	(236)	(28)		—	(471)	(56)	—
Amortization of prior service cost (credit)	2	(*	)	*	3	(1)	*
Amortization of unrecognized net loss	—	1		1	—	2	2
Net periodic pension (credit) cost	$(17)	$2		$8	$(34)	$5	$16
of which:
IBRD’s Share	$(8)	$1		$4	$(16)	$2	$8
IDA’s Share	$(9)	$1		$4	$(18)	$3	$8

*                 Indicates amount less than $0.5 million.

NOTE G — FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective July 1, 2008, IBRD adopted FAS 157 and FAS 159.

Fair Value Measurements (FAS 157)

FAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and expands disclosure requirements about fair value measurements.

IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of December 31, 2008 and June 30, 2008, all of IBRD’s investment securities were held in a trading portfolio. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which represents fair value.

Securities Purchased under Resale Agreements and Securities Purchased under Agreements to Repurchase

Securities purchased under resale agreements and securities purchased under agreements to repurchase, are reported at face value which represents fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices. Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured notes valuation apply.

Loans

As of December 31, 2008, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

FAS 157 establishes a three-level fair value hierarchy under which financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement of the instrument in its entirety. Thus, a Level 3 fair value measurement of the instrument may include inputs that are observable (Levels 2) and unobservable (Level 3). Additionally, FAS 157 requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities recorded at fair value on the Condensed Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:      Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:      Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:      Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table presents IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	as of December 31, 2008 (Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading	$1,221	$30,617	$33	$31,871
Securities Purchased Under Resale Agreements	42	—	—	42
Loans Outstanding	—	—	54	54
Derivative assets
Investments	—	8,861	—	8,861
Client Operations	—	18,929	—	18,929
Borrowings	—	63,117	15,255	78,372
Other assets / liabilities	—	3,178	—	3,178
Total assets at fair value	$1,263	$124,702	$15,342	$141,307

Liabilities:
Borrowings	$—	$85,784	$12,456	$98,240
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements	14	2,195	—	2,209
Derivative liabilities
Investments	—	9,343	—	9,343
Client Operations	—	18,923	—	18,923
Borrowings	—	59,155	14,563	73,718
Other assets / liabilities	—	921	—	921
Total liabilities at fair value	$14	$176,321	$27,019	$203,354

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three and six months ended December 31, 2008:

In millions of U.S. dollars

	Three Months Ended December 31, 2008 (Unaudited)
	Investments - Trading	Loans	Derivatives, net		Borrowings

Balance as of October 1, 2008	$186	$88	$(378	)(a)	$(11,371	)(a)
Total realized/unrealized gains or (losses) in:
Net income	14	(23)	237		703
Other comprehensive income	—	(11)	1,152		(1,116)
Purchases, issuance and settlements, net	(1)	—	(2)		(60)
Transfers in (out), net	(166)	—	(317)		(612)
Balance as of December 31, 2008	$33	$54	$692		$(12,456)

(a).             These amounts reflect the impact of the reclassification of certain instruments previously classified as Level 2 totaling $527 million.

In millions of U.S. dollars

	Six Months Ended December 31, 2008 (Unaudited)
	Investments - Trading	Loans	Derivatives, net		Borrowings
Balance as of July 1, 2008	$40	$102	$(246	)(a)	$(11,378	)(a)
Total realized/unrealized gains or (losses) in:
Net income	2	(30)	56		727
Other comprehensive income	—	(18)	1,202		(1,160)
Purchases, issuance and settlements, net	2	—	(3)		(33)
Transfers in (out), net	(11)	—	(317)		(612)
Balance as of December 31, 2008	$33	$54	$692		$(12,456)

(a).    These amounts reflect the impact of the reclassification of certain instruments previously classified as Level 2 totaling $508 million.

The following tables provide information on the unrealized gains or losses included in income for the three and six months ended December 31, 2008, relating to IBRD’s Level 3 financial instruments still held at December 31, 2008, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended December 31, 2008 (Unaudited)
Unrealized (Losses) Gains	Investments – Trading	Loans	Derivatives, net	Borrowings

Income
Investments, net – Trading	$(13)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(22)	69	835
Total	$(13)	$(22)	$69	$835

In millions of U.S. dollars

	Six Months Ended December 31, 2008 (Unaudited)
Unrealized (Losses) Gains	Investments – Trading	Loans	Derivatives , net	Borrowings

Income
Investments, net – Trading	$(33)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(33)	(83)	1,078
Total	$(33)	$(33)	$(83)	$1,078

As of December 31, 2008, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Option (FAS 159)

On July 1, 2008, under FAS 159, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. As a result of the adoption of FAS 159, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After theinitial adoption, the election is made at the acquisition of a financial asset, or a financial liability and it is irrevocable.

During the three and six months ended December 31, 2008, net losses totaling $1,822 and $3,236 million respectively, relating to the borrowings measured at fair value are included in Fair value adjustment on non- trading portfolios, net in the Condensed Statement of Income.

Prior to June 30 2008, IBRD fair valued about 18% of its borrowings portfolio and its entire derivatives portfolio. Commencing July 1, 2008, to eliminate the differences in the various measurement bases of the instruments in the borrowing portfolio, IBRD elected to fair value all the remaining debt instruments in the portfolio. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents information about the financial instruments for which IBRD elected the fair value option and for which a transition adjustment was recorded as of July 1, 2008:

In millions of U.S. dollars

		Transition
		Adjustment to	Carrying
	Carrying Value	Retained Earnings	Value After
	Prior to Adoption	(Loss)	Adoption
	(Unaudited)	(Unaudited)	(Unaudited)

Borrowings - previously reported at amortized cost, net	$(74,194)	$(2,566)	$(76,760)

Cumulative-effect of the adoption of the Fair Value Option		$(2,566)

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at	Principal Amount
	December 31,	Due Upon Maturity	Difference
	2008 (Unaudited)	(Unaudited)	(Unaudited)

Borrowings	$98,240	$96,513	$1,727

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the three and six months ended December 31, 2008 and December 31, 2007:

	Three Months Ended |December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
In millions of U.S. dollars	2008	2007	2008	2007
Fair value adjustments – gains (losses):
Non-trading derivatives	$5,395	$165	$6,915	$606
Borrowings	(1,822)	99	(3,236)	488
Loan	(22)	—	(33)	—
Total	$3,551	$264	$3,646	$1,094

During the three and six months ended December 31, 2008, IBRD experienced deterioration in its credit spreads as a result of the current financial crisis. For these periods, the estimated effects of this deterioration on the fair value of the debt issued and outstanding as of December 31, 2008 were gains of $2.8 billion and $2.6 billion.  These gains were determined using observable changes in IBRD’s credit spreads.

NOTE I—INVESTMENTS

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties. The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2008	June 30, 2008
	(unaudited)	(unaudited)	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$14	$203	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$202	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk. In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2008, IBRD had received securities with a fair value of $44 million ($1,439 million—June 30, 2008). None of these securities were transferred under repurchase or security lending agreements as of that date ($107 million—June 30, 2008).

In the case of swap agreements, IBRD receives collateral in the form of cash and/or liquid securities. For collateral received in the form of cash, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on the Condensed Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. As of December 31, 2008, IBRD had received cash collateral of $2,195 million ($12 million—June 30, 2008), and $6,058 million of securities ($5,926 million—June 30, 2008). IBRD was permitted to repledge $3,958 million ($3,985 million—June 30, 2008) of this collateral. As of December 31, 2008, none of this collateral had been repledged. As of June 30, 2008, IBRD had repledged and transferred $3,455 million under securities lending agreements and received collateral in the form of liquid securities and cash. The cash collateral received was subsequently invested in money market and other liquid financial instruments, which are included under Investments—Trading and Securities Purchased Under Resale Agreements on the Condensed Balance Sheet. The obligation to return this cash collateral received is included under Securities Sold Under Repurchase Agreements, Securities lent under securities lending agreements, and Payable for Cash Collateral Received on the Condensed Balance Sheet.

KPMG LLP 2001 M Street, NW Washington, DC 20036

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2008, the related condensed statements of income and comprehensive income for the three month and six month periods ended December 31, 2008, and the related condensed statements of changes in retained earnings and cash flows for the six month period ended December 31, 2008. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The financial statements of IBRD as of and for the year ended June 30, 2008, were audited by other accountants whose report dated August 7, 2008, expressed an unqualified opinion on those financial statements. Such financial statements were not audited by us and accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed balance sheet as of June 30, 2008. Additionally, the condensed statements of income and comprehensive income for the three month and six month periods ended December 31, 2007, and the condensed statements of changes in retained earnings and cash flows for the six month period ended December 31, 2007 were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

Washington, DC

February 17, 2009

International Bank for Reconstruction and Development

Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings
Borrowings (MLT)  October 01, 2008 thru December 31, 2008

DESK:  IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/CB/1009XAU1.00		0000009321	XAU	PHYSICAL	129,855	96,488,831	30-Oct-2008	30-Oct-2009
BOND/SELL XAU/IBRD/CB/1109XAU1.00		0000009324	XAU	PHYSICAL	200,034	154,325,922	03-Nov-2008	03-Nov-2009
BOND/SELL XAU/IBRD/CB/1109XAU1.00A		0000009348	XAU	PHYSICAL	130,930	106,891,478	28-Nov-2008	28-Nov-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.82		0000009350	XAU		128,600	99,009,140	11-Dec-2008	11-Dec-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.75		0000009379	XAU		137,755	114,687,834	18-Dec-2008	18-Dec-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.60		0000009388	XAU	PHYSICAL	110,891	92,949,021	29-Dec-2008	29-Dec-2009

Total By Currency						664,352,225

Total						664,352,225

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0411AUD05.52		0000009250	AUD		50,000,000	36,122,500	16-Oct-2008	18-Apr-2011
BOND/SELL AUD/IBRD/GDIF/1010AUD04.40		0000009291	AUD		13,000,000	8,037,250	28-Oct-2008	28-Oct-2010
BOND/SELL AUD/IBRD/GDIF/0511AUD04.92		0000009283	AUD		15,000,000	9,087,000	29-Oct-2008	20-May-2011
BOND/SELL AUD/IBRD/GDIF/1120AUD00.50		0000009314	AUD		200,000,000	135,610,000	05-Nov-2008	05-Nov-2020
BOND/SELL AUD/IBRD/GDIF/1211AUD04.08		0000009294	AUD		45,000,000	31,313,250	12-Nov-2008	20-Dec-2011
BOND/SELL AUD/IBRD/GDIF/0512AUD04.37		0000009315	AUD		50,000,000	32,007,500	17-Nov-2008	17-May-2012
BOND/SELL AUD/IBRD/GDIF/1118AUD00.50		0000009317	AUD		100,000,000	64,635,000	20-Nov-2008	20-Nov-2018
BOND/SELL AUD/IBRD/GDIF/1110AUD03.20		0000009332	AUD		16,000,000	10,503,200	01-Dec-2008	15-Nov-2010
BOND/SELL AUD/IBRD/GDIF/1211AUD04.02		0000009323	AUD		20,000,000	13,083,000	02-Dec-2008	20-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1211AUD03.43		0000009361	AUD		49,400,000	32,813,950	10-Dec-2008	09-Dec-2011
BOND/SELL AUD/IBRD/GDIF/1212AUD04.15		0000009338	AUD		60,000,000	39,915,000	15-Dec-2008	17-Dec-2012
BOND/SELL AUD/IBRD/GDIF/0612AUD03.75		0000009353	AUD		21,000,000	13,980,750	17-Dec-2008	19-Jun-2012
BOND/SELL AUD/IBRD/GDIF/1211AUD03.42		0000009371	AUD		12,600,000	8,442,630	18-Dec-2008	19-Dec-2011

Total By Currency						435,551,030

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1211EUR01.38		0000009358	EUR		2,400,000	3,087,720	10-Dec-2008	09-Dec-2011

Total By Currency						3,087,720

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0610HKDFRN01		0000009380	HKD		1,500,000,000	193,540,895	24-Dec-2008	24-Jun-2010
BOND/SELL HKD/IBRD/GDIF/0610HKDFRN02		0000009386	HKD		1,500,000,000	193,540,895	30-Dec-2008	30-Jun-2010

Total By Currency						387,081,790

1

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1038JPYSTR		0000009243	JPY		200,000,000	1,895,375	06-Oct-2008	07-Oct-2038
BOND/SELL JPY/IBRD/GDIF/0938JPYSTR14		0000009248	JPY		1,000,000,000	9,707,795	08-Oct-2008	24-Sep-2038

Total By Currency						11,603,171

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1211NZD05.15		0000009328	NZD		408,000,000	228,969,600	18-Nov-2008	08-Dec-2011
BOND/SELL NZD/IBRD/GDIF/1110NZD05.04		0000009319	NZD		73,760,000	40,538,496	20-Nov-2008	15-Nov-2010
BOND/SELL NZD/IBRD/GDIF/1111NZD04.85		0000009335	NZD		5,500,000	2,959,825	26-Nov-2008	28-Nov-2011
BOND/SELL NZD/IBRD/GDIF/1211NZD04.19		0000009359	NZD		6,000,000	3,260,700	10-Dec-2008	09-Dec-2011
BOND/SELL NZD/IBRD/GDIF/0711NZD04.44		0000009337	NZD		55,000,000	30,368,250	15-Dec-2008	20-Jul-2011
BOND/SELL NZD/IBRD/GDIF/0711NZD03.72		0000009366	NZD		40,000,000	22,990,000	24-Dec-2008	20-Jul-2011

Total By Currency						329,086,871

Romanian Lei
BOND/SELL RON/IBRD/GDIF/1010RON09.25		0000009285	RON		150,000,000	52,456,723	10-Oct-2008	08-Oct-2010

Total By Currency						52,456,723

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1013RUB07.50		0000009244	RUB		130,000,000	4,894,763	23-Oct-2008	23-Oct-2013

Total By Currency						4,894,763

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50		0000009334	SEK		2,325,000,000	300,820,950	12-Nov-2008	12-Nov-2014
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50		0000009339	SEK		375,000,000	45,847,444	24-Nov-2008	12-Nov-2014

Total By Currency						346,668,394

United States Dollar
BOND/SELL USD/IBRD/GDIF/1013USD03.50		0000009278	USD		1,500,000,000	1,500,000,000	08-Oct-2008	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/1016USD03.9425		0000009286	USD		300,000,000	300,000,000	14-Oct-2008	14-Oct-2016
BOND/SELL USD/IBRD/GDIF/0915USD04.05		0000009300	USD		300,000,000	300,000,000	20-Oct-2008	18-Sep-2015
BOND/SELL USD/IBRD/GDIF/1010USDFRN		0000009299	USD		200,000,000	200,000,000	21-Oct-2008	21-Oct-2010
BOND/SELL USD/IBRD/GDIF/0516USD03.965		0000009309	USD		300,000,000	300,000,000	27-Oct-2008	27-May-2016
BOND/SELL USD/IBRD/GDIF/0512USD02.88		0000009284	USD		15,000,000	15,000,000	29-Oct-2008	18-May-2012
BOND/SELL USD/IBRD/GDIF/0510USDSTR02		0000009313	USD		20,000,000	20,000,000	03-Nov-2008	06-May-2010
BOND/SELL USD/IBRD/GDIF/1116USD04.00		0000009320	USD		300,000,000	300,000,000	05-Nov-2008	07-Nov-2016
BOND/SELL USD/IBRD/GDIF/0612USD02.52		0000009293	USD		41,000,000	41,000,000	12-Nov-2008	20-Jun-2012
BOND/SELL USD/IBRD/GDIF/1115USD03.925		0000009326	USD		300,000,000	300,000,000	12-Nov-2008	12-Nov-2015
BOND/SELL USD/IBRD/GDIF/0116USD03.33		0000009342	USD		300,000,000	300,000,000	26-Nov-2008	25-Jan-2016
BOND/SELL USD/IBRD/GDIF/1112USD02.20		0000009346	USD		300,000,000	300,000,000	26-Nov-2008	26-Nov-2012
BOND/SELL USD/IBRD/GDIF/1111USD02.00		0000009340	USD		18,700,000	18,700,000	28-Nov-2008	25-Nov-2011

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0612USD02.40		0000009322	USD		15,000,000	15,000,000	02-Dec-2008	20-Jun-2012
BOND/SELL USD/IBRD/GDIF/1211USD01.36		0000009360	USD		79,100,000	79,100,000	10-Dec-2008	09-Dec-2011
BOND/SELL USD/IBRD/GDIF/0712USD02.04		0000009336	USD		25,000,000	25,000,000	15-Dec-2008	20-Jul-2012
BOND/SELL USD/IBRD/GDIF/1210USDFRN01		0000009381	USD		1,000,000,000	1,000,000,000	23-Dec-2008	23-Dec-2010
BOND/SELL USD/IBRD/GDIF/0311USDFRN01		0000009382	USD		500,000,000	500,000,000	23-Dec-2008	23-Mar-2011
BOND/SELL USD/IBRD/GDIF/0611USDFRN01		0000009383	USD		1,000,000,000	1,000,000,000	23-Dec-2008	23-Jun-2011
BOND/SELL USD/IBRD/GDIF/0113USD01.62		0000009367	USD		35,000,000	35,000,000	24-Dec-2008	22-Jan-2013

Total By Currency						6,548,800,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.00		0000009275	ZAR		110,000,000	11,865,916	15-Oct-2008	15-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1010ZAR08.90		0000009279	ZAR		25,000,000	2,160,854	27-Oct-2008	28-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/0511ZAR08.70		0000009282	ZAR		150,000,000	12,965,124	27-Oct-2008	10-May-2011
BOND/SELL ZAR/IBRD/GDIF/0511ZAR08.70A		0000009288	ZAR		50,000,000	4,321,708	27-Oct-2008	10-May-2011
BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.00A		0000009280	ZAR		1,650,000,000	147,222,834	29-Oct-2008	26-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.28		0000009281	ZAR		22,000,000	2,192,982	04-Nov-2008	04-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.40		0000009329	ZAR		505,000,000	51,090,093	12-Nov-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR09.00A		0000009318	ZAR		900,000,000	87,276,960	14-Nov-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR08.70		0000009311	ZAR		30,000,000	2,915,594	20-Nov-2008	20-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.46		0000009333	ZAR		1,100,000,000	107,029,923	26-Nov-2008	26-Aug-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.61		0000009327	ZAR		608,500,000	61,602,161	01-Dec-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/0511ZAR08.04		0000009330	ZAR		30,000,000	3,037,083	01-Dec-2008	10-May-2011
BOND/SELL ZAR/IBRD/GDIF/0910ZAR08.04		0000009344	ZAR		300,000,000	29,371,452	12-Dec-2008	13-Sep-2010
BOND/SELL ZAR/IBRD/GDIF/0610ZAR07.02A		0000009354	ZAR		700,000,000	68,533,388	12-Dec-2008	14-Jun-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.10		0000009352	ZAR		40,000,000	3,925,610	17-Dec-2008	17-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR06.85		0000009349	ZAR		511,500,000	49,468,086	18-Dec-2008	17-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/0611ZAR06.78		0000009357	ZAR		50,000,000	4,835,590	18-Dec-2008	10-Jun-2011
BOND/SELL ZAR/IBRD/GDIF/0611ZAR06.78A		0000009363	ZAR		50,000,000	4,835,590	18-Dec-2008	10-Jun-2011
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.02A		0000009362	ZAR		1,300,000,000	134,492,033	24-Dec-2008	24-Dec-2010

Total By Currency						789,142,979

Total						8,908,373,441

MTBOZ

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0518AUD00.00		0000009304	AUD		3,000,000	2,073,750	23-Oct-2008	02-May-2018

Total By Currency						2,073,750

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/1238USDSTR		0000009370	USD		51,276,402	51,276,402	29-Dec-2008	29-Dec-2038

Total By Currency						51,276,402

Total						53,350,152

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Maturing Borrowings
GLDDP

Gold
BOND/SELL XAU/IBRD/GDIF/1208XAU01.15		0000006633	XAU		128,000	103,897,600	02-Dec-2003	02-Dec-2008

Total By Currency						103,897,600

Total						103,897,600

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1208AUD00.50		0000006389	AUD		36,000,000	23,913,000	10-Jun-2003	10-Dec-2008
BOND/SELL AUD/IBRD/GDIF/1008AUD04.90		0000006576	AUD		414,000,000	337,306,500	01-Oct-2003	01-Oct-2008
BOND/SELL AUD/IBRD/GDIF/1008AUD04.82		0000006595	AUD		13,000,000	9,391,850	16-Oct-2003	16-Oct-2008
BOND/SELL AUD/IBRD/GDIF/1208AUD00.50A		0000006635	AUD		50,000,000	33,502,500	18-Dec-2003	18-Dec-2008
BOND/SELL AUD/IBRD/GDIF/1008AUD05.05		0000006853	AUD		20,000,000	13,205,000	14-Oct-2004	14-Oct-2008
BOND/SELL AUD/IBRD/GDIF/1208AUD04.87		0000006899	AUD		20,000,000	13,889,000	21-Dec-2004	19-Dec-2008
BOND/SELL AUD/IBRD/GDIF/1008AUD05.22		0000007042	AUD		10,000,000	6,628,000	27-Apr-2005	27-Oct-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD05.00		0000007082	AUD		33,000,000	21,397,200	31-May-2005	28-Nov-2008
BOND/SELL AUD/IBRD/GDIF/1208AUD05.00		0000007128	AUD		16,200,000	10,854,810	23-Jun-2005	18-Dec-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD04.89		0000007285	AUD		12,600,000	8,787,240	04-Nov-2005	07-Nov-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD04.90		0000007317	AUD		317,500,000	197,881,875	28-Nov-2005	25-Nov-2008
BOND/SELL AUD/IBRD/GDIF/1008AUD04.56		0000007447	AUD		10,000,000	6,602,500	19-Apr-2006	14-Oct-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD05.04		0000007461	AUD		80,000,000	51,212,000	16-May-2006	17-Nov-2008
BOND/SELL AUD/IBRD/GDIF/1208AUD05.25		0000007478	AUD		70,000,000	46,567,500	13-Jun-2006	15-Dec-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD05.04A		0000007620	AUD		5,000,000	3,116,250	09-Nov-2006	25-Nov-2008
BOND/SELL AUD/IBRD/GDIF/1108AUD05.22		0000007670	AUD		12,000,000	7,780,200	21-Dec-2006	21-Nov-2008

Total By Currency						792,035,425

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1008EUR04.04		0000001105	EUR	XEU0733GDI01	71,000,000	96,151,750	14-Oct-1998	14-Oct-2008
BOND/SELL EUR/IBRD/GDIF/1208EUR02.30		0000006912	EUR		10,000,000	14,098,000	21-Dec-2004	19-Dec-2008
BOND/SELL EUR/IBRD/GDIF/1108EUR03.85		0000008262	EUR		250,000,000	324,000,000	07-Nov-2007	07-Nov-2008

Total By Currency						434,249,750

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1108GBP05.63		0000001040	GBP	GBP0737GDI01	200,000,000	332,250,000	03-Nov-1998	03-Nov-2008

Total By Currency						332,250,000

Japanese Yen
BOND/SELL JPY/IBRD/MLT/1008JPY06.10		0000000329	JPY	JPY0147MLT01	30,000,000,000	324,780,773	28-Oct-1987	28-Oct-2008

Total By Currency						324,780,773

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1108NZD05.50		0000001033	NZD	NZD0739GDI01	250,000,000	149,400,000	03-Nov-1998	03-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD05.50		0000001083	NZD	NZD0739GDI02	100,000,000	59,760,000	14-Dec-1998	03-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD05.50		0000003769	NZD	NZD0739GDI03	100,000,000	59,760,000	02-Jun-1999	03-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD05.50		0000003819	NZD		100,000,000	59,760,000	18-Jun-1999	03-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1008NZD05.68		0000007245	NZD		8,000,000	4,759,200	13-Oct-2005	14-Oct-2008
BOND/SELL NZD/IBRD/GDIF/1008NZD06.06		0000007274	NZD		89,000,000	52,946,100	25-Oct-2005	14-Oct-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD06.00		0000007300	NZD		8,000,000	4,621,200	28-Nov-2005	14-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1208NZD06.00		0000007306	NZD		40,000,000	21,822,000	28-Nov-2005	12-Dec-2008
BOND/SELL NZD/IBRD/GDIF/1208NZD06.26		0000007352	NZD		8,000,000	4,654,800	19-Dec-2005	19-Dec-2008
BOND/SELL NZD/IBRD/GDIF/1208NZD05.70		0000007473	NZD		8,000,000	4,417,200	01-Jun-2006	15-Dec-2008
BOND/SELL NZD/IBRD/GDIF/1008NZD06.05		0000007606	NZD		282,000,000	178,618,800	16-Oct-2006	16-Oct-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD06.36		0000007632	NZD		1,628,000	973,218	09-Nov-2006	10-Nov-2008
BOND/SELL NZD/IBRD/GDIF/1108NZD06.12		0000007638	NZD		16,000,000	8,476,800	30-Nov-2006	25-Nov-2008

Total By Currency						609,969,318

United States Dollar
BOND/SELL USD/IBRD/COLTS/1108USD09.35		0000000655	USD	USD0792COL01	35,000	35,000	16-Nov-1988	17-Nov-2008
BOND/SELL USD/IBRD/GDIF/1008USD05.00		0000001043	USD	USD0743GDI01	750,000,000	750,000,000	29-Oct-1998	29-Oct-2008
BOND/SELL USD/IBRD/GDIF/1108USD03.87		0000005366	USD		71,000,000	71,000,000	29-Nov-2001	25-Nov-2008
BOND/SELL USD/IBRD/GDIF/1008USDSTR		0000006568	USD		17,305,000	17,305,000	02-Oct-2003	02-Oct-2008
BOND/SELL USD/IBRD/GDIF/1208USD03.24		0000006911	USD		100,000,000	100,000,000	21-Dec-2004	19-Dec-2008
BOND/SELL USD/IBRD/GDIF/1008USD03.65		0000007046	USD		10,000,000	10,000,000	14-Apr-2005	14-Oct-2008
BOND/SELL USD/IBRD/GDIF/1108USD03.48		0000007083	USD		48,000,000	48,000,000	31-May-2005	28-Nov-2008
BOND/SELL USD/IBRD/GDIF/1208USD03.20		0000007121	USD		336,000,000	336,000,000	27-Jun-2005	17-Dec-2008
BOND/SELL USD/IBRD/GDIF/1008USD03.21		0000007153	USD		29,000,000	29,000,000	28-Jul-2005	28-Oct-2008
BOND/SELL USD/IBRD/GDIF/1108USD03.95		0000007305	USD		114,400,000	114,400,000	17-Nov-2005	17-Nov-2008
BOND/SELL USD/IBRD/GDIF/1108USDFLT		0000007335	USD		188,210,000	188,210,000	05-Dec-2005	14-Nov-2008
BOND/SELL USD/IBRD/GDIF/1208USD03.93		0000007339	USD		25,900,000	25,900,000	19-Dec-2005	19-Dec-2008
BOND/SELL USD/IBRD/GDIF/1008USD04.02		0000007431	USD		10,000,000	10,000,000	29-Mar-2006	14-Oct-2008
BOND/SELL USD/IBRD/GDIF/1008USD04.22		0000007437	USD		5,000,000	5,000,000	10-Apr-2006	27-Oct-2008
BOND/SELL USD/IBRD/GDIF/1008USD04.43		0000007453	USD		8,000,000	8,000,000	27-Apr-2006	27-Oct-2008
BOND/SELL USD/IBRD/GDIF/1108USD04.53		0000007477	USD		9,300,000	9,300,000	30-May-2006	28-Nov-2008
BOND/SELL USD/IBRD/GDIF/1208USD04.20		0000007472	USD		13,000,000	13,000,000	01-Jun-2006	15-Dec-2008
BOND/SELL USD/IBRD/GDIF/1108USD03.84		0000007621	USD		7,000,000	7,000,000	09-Nov-2006	25-Nov-2008

Total By Currency						1,742,150,000

6

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.80		0000007576	ZAR		100,000,000	10,794,706	21-Sep-2006	10-Oct-2008
BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.86		0000007592	ZAR		115,000,000	12,413,912	05-Oct-2006	10-Oct-2008
BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.74		0000007596	ZAR		56,000,000	6,045,035	16-Oct-2006	10-Oct-2008
BOND/SELL ZAR/IBRD/GDIF/1208ZAR07.62		0000007653	ZAR		80,000,000	7,835,455	04-Dec-2006	10-Dec-2008
BOND/SELL ZAR/IBRD/GDIF/1208ZAR07.62A		0000007663	ZAR		80,000,000	7,835,455	12-Dec-2006	10-Dec-2008
BOND/SELL ZAR/IBRD/GDIF/1208ZAR08.50		0000007698	ZAR		250,000,000	24,177,950	25-Jan-2007	18-Dec-2008

Total By Currency						69,102,514

Total						4,304,537,780

7

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Early Retirement
MTBOC

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0110BRL10.25		0000009325	BRL	BUYBACK	18,000,000	8,073,559	14-Nov-2008	25-Jan-2010
BOND/BUY BRL/IBRD/GDIF/0110BRL10.25		0000009355	BRL	BUYBACK	23,500,000	9,233,792	09-Dec-2008	25-Jan-2010

Total By Currency						17,307,351

Euro Currency
BOND/BUY EUR/IBRD/GDIF/1215EURSTR		0000009343	EUR	BUYBACK	6,500,000	8,314,800	02-Dec-2008	02-Dec-2015
BOND/BUY EUR/IBRD/GDIF/1218ITLSTRE		0000009331	EUR		51,645,690	65,429,925	03-Dec-2008	03-Dec-2018
BOND/BUY EUR/IBRD/GDIF/0219EURSTR02		0000009384	EUR	BUYBACK	2,052,000	2,874,134	29-Dec-2008	18-Feb-2019

Total By Currency						76,618,858

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000009252	GBP		8,500,000	15,319,975	01-Oct-2008	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009378	GBP	BUYBACK	25,000,000	37,358,750	23-Dec-2008	07-Jun-2021

Total By Currency						52,678,725

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1035JPYSTR02		0000009251	JPY		500,000,000	4,762,358	07-Oct-2008	04-Oct-2035
BOND/BUY JPY/IBRD/GDIF/0632JPYSTR07		0000009287	JPY	BUYBACK	1,000,000,000	10,105,604	14-Oct-2008	18-Jun-2032
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR14		0000009373	JPY	BUYBACK	300,000,000	3,389,831	19-Dec-2008	29-Jan-2032

Total By Currency						18,257,792

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/0511RUB06.75		0000009387	RUB		975,000,000	34,042,107	29-Dec-2008	27-May-2011

Total By Currency						34,042,107

United States Dollar
BOND/BUY USD/IBRD/GDIF/1022USDSTR		0000009242	USD		10,500,000	10,500,000	09-Oct-2008	09-Oct-2022
BOND/BUY USD/IBRD/GDIF/0421USDSTR		0000009253	USD		10,000,000	10,000,000	14-Oct-2008	12-Apr-2021
BOND/BUY USD/IBRD/GDIF/1009USDSTR		0000009290	USD		100,000,000	100,000,000	28-Oct-2008	28-Oct-2009
BOND/BUY USD/IBRD/GDIF/1109USDSTR01		0000009301	USD		50,000,000	50,000,000	04-Nov-2008	04-Nov-2009
BOND/BUY USD/IBRD/GDIF/0235USD04.75		0000009316	USD	BUYBACK	4,000,000	4,000,000	04-Nov-2008	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/1109USDSTR02		0000009306	USD		100,000,000	100,000,000	10-Nov-2008	09-Nov-2009
BOND/BUY USD/IBRD/MLT/0326USD08.88		0000009341	USD		10,000,000	10,000,000	25-Nov-2008	01-Mar-2026
BOND/BUY USD/IBRD/GDIF/1210USDSTR01		0000009351	USD		150,000,000	150,000,000	17-Dec-2008	17-Dec-2010
BOND/BUY USD/IBRD/GDIF/0235USD04.75		0000009376	USD		5,000,000	5,000,000	23-Dec-2008	15-Feb-2035

Total By Currency						439,500,000

8

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.60		0000009277	ZAR	BUYBACK	5,361,000	578,704	10-Oct-2008	01-Oct-2010

Total By Currency						578,704

Total						638,983,538

MTBOZ

South African Rand
BOND/BUY ZAR/IBRD/GMTN/0512ZAR00.002		0000009307	ZAR		500,000,000	43,985,045	28-Oct-2008	14-May-2012
BOND/BUY ZAR/IBRD/GMTN/0512ZAR00.002		0000009308	ZAR	BUYBACK	250,000,000	21,992,523	28-Oct-2008	14-May-2012
BOND/BUY ZAR/IBRD/GDIF/0422ZAR00.001		0000009312	ZAR	BUYBACK	123,150,000	12,527,976	03-Nov-2008	01-Apr-2022
BOND/BUY ZAR/IBRD/GDIF/1228ZARSTR		0000009368	ZAR		3,000,000,000	311,284,050	29-Dec-2008	29-Dec-2028
BOND/BUY ZAR/IBRD/GDIF/1228ZARSTR		0000009369	ZAR		2,000,000,000	207,522,700	29-Dec-2008	29-Dec-2028

Total By Currency						597,312,293

Total						597,312,293

9